Shanda Acquires Leading Casual Online Games Platform Gametea

Shanghai, China — December 08, 2005 — Shanda Interactive Entertainment Limited (Nasdaq: SNDA), a leading interactive entertainment media company, today announced that it has completed the cash purchase of 100% equity interest in Gametea (www.gametea.com), a leading online casual games platform that develops and operates chess and board games in China. An upfront consideration was paid in cash at closing, with the remaining consideration to be paid in two installments in 2006 and 2007.

Founded in 1998, Gametea has 11.5 million registered users from 28 cities throughout China and offers more than 90 online casual games, including poker games, board games, mahjong and other contest games. According to data provided by Gametea’s management, it had over 1.5 million active users in November 2005 and its game platform recently attracted close to 90,000 peak concurrent users. Gametea generates revenue through the sales of virtual in-game items and advertisements on the game platform.

“Following the acquisition of Bianfeng, the addition of Gametea solidifies Shanda’s leading position in Chinese casual games market. With approximately 500,000 peak concurrent users from both Bianfeng and Gametea, we have built one of the largest chess and board game platforms in China,” commented Tianqiao Chen, CEO of Shanda, “We believe online game is a key application on our integrated interactive entertainment platform, and that this acquisition will further expand our user foundation and aid the implementation of our home strategy.”

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit <http://www.snda.com/>.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding the addition of Gametea’s content to Shanda’s platforms and diversification of Shanda’s user base through its acquisition of Gametea. These forward-looking statements involve various risks and uncertainties. Although the company believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations including but not limited to the risk that there are difficulties integrating Gametea’s operations, library of games and user base as well as the risk that certain representations and warranties provided by the selling shareholders, such as the representation regarding the lack of conflict between the purchase agreement and existing agreements, are not true and correct in all material respects and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

###

CONTACT:
Frank Liang
Associate Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Nancy Zakhary (media): nancy@braincomm.com
Brainerd Communicators, Inc.
212-986-6667